UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change June 6, 2012
Item 3	News Release The news release dated June 6, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on June 6, 2012.
Item 4	Summary of Material Change Pretium Resources Inc. (the “Company”) reported results from drilling at its high-grade gold Brucejack Project in northern British Columbia.
Item 5
Full Description of Material Change

5.1   Full Description of Material Change

The Company reported results from drilling at its high-grade gold Brucejack Project in northern British Columbia which continue to confirm the projection and continuity of high-grade mineralization in the Valley of the Kings, and include a significant number of assays grading over 1,000 grams per tonne gold.  (See Table 1 below for assays.)

Selected highlights from the Valley of the Kings include:

• Hole SU-345 intersected:
o 2,470 grams of gold per tonne uncut over 0.7 meters (72 ounces gold per ton over 2.3 feet) and
o 1,470 grams of gold per tonne uncut over 0.5 meters (43 ounces gold per ton over 1.6 feet);
• Hole SU-338 intersected 2,350 grams of gold per tonne uncut over 0.64 meters (68 ounces gold per ton over 2.0 feet);
• Hole SU-341 intersected 1,840 grams of gold per tonne uncut over 0.5 meters (54 ounces gold per ton over 1.6 feet);
• Hole SU-334 intersected 1,160 grams of gold per tonne uncut over 0.5 meters (34 ounces gold per ton over 1.6 feet).

All holes reported were drilled in the western half of the Valley of the Kings, and include 32 intervals grading over 30 grams per tonne gold. A number of reported intervals are outside of currently defined mineral resources.

A total of 26,230 meters of drilling in 60 holes has been completed in this first phase of the 2012 Brucejack Exploration Program, which has now concluded. An updated high-grade Mineral Resource estimate for Brucejack is expected in the third quarter and will be used as the basis for the mine plan for the feasibility study currently underway.

Phase two of the 2012 Brucejack Exploration Program is now underway and focused on high-grade definition drilling of the shallow high-grade resources at the Valley of the Kings and testing extensions of the Valley of the Kings and other high-grade zones.

Table 1: Selected Brucejack Project Drill Results, June 2012 (SU-326 to SU-348)(1,3)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
VALLEY OF THE KINGS
SU-326	6257975N426451E	-45/360		187.0	194.5	7.5	2.62	113.32
SU-327	6257900N 426550E	-55/360		20.74	25.79	5.05	39.71	56.45
			incl	20.74	21.24	0.5	388.00	255.00
				334.6	336.5	1.9	129.13	46.77
				377.33	377.92	0.59	149.00	52.60
SU-328	6258068N 426327E	-45/180		62.5	65.73	3.23	45.95	32.81
			incl	65.18	65.73	0.55	229.00	160.00
				88.69	89.19	0.5	434.00	338.00
				307.5	321.0	13.5	4.47	4.86
			incl	319.5	321.0	1.5	19.75	6.60
SU-329	6257878N 426646E	-68/360		173.2	174.0	0.8	42.90	44.90
SU-330	6258089N 426613E	-59/180		16.5	18.0	1.5	14.30	142.00
SU-331	6258162N 426377E	-45/180		7.0	8.5	1.5	17.20	28.60
				26.81	28.0	1.19	18.10	50.10
				142.5	144.0	1.5	16.85	35.30
				464.5	466.0	1.5	25.20	33.90
SU-332	6258001N 426426E	-45/180		126.78	131.0	4.22	3.47	25.33
SU-333	6257755N 426329E	-50/360		98.35	98.93	0.58	30.40	19.20
				207.5	208.18	0.68	17.50	38.50
				316.6	317.1	0.5	134.50	72.30
				453.5	464.0	10.5	24.80	21.17
			incl	453.5	455.0	1.5	157.00	124.00
SU-334	6257900N 426550E	-64/360		262.61	263.11	0.5	202.00	218.00
				305.78	306.28	0.5	41.10	38.60
				381.68	382.18	0.5	1,160	453.00	Uncut
				508.0	524.3	16.3	2.71	19.77
				543.41	543.91	0.5	432.00	289.00
SU-335	6258102N 426297E	-50/180		171.65	172.5	0.85	104.50	75.60
				221.98	226.5	4.52	45.43	33.83
			incl	225.5	226.5	1.0	130.50	71.20

SU-337	6258085N 426350E	-45/180		332.45	333.39	0.94	45.40	41.10
SU-338	6258214N 426451E	-50/180		141.0	147.0	6.0	5.82	51.35
				336.38	337.02	0.64	2,350	876.00	Uncut
SU-339	6257935N 426480E	-73/30		254	255.5	1.5	22.20	22.10
				278.39	278.89	0.5	19.35	6.10
SU-340	6258102N 426297E	-60/180		232.36	232.86	0.5	81.10	50.10
				258.16	259.19	1.03	150.27	68.97
				293.82	294.82	1.0	233.50	105.50
				311.5	316.0	4.5	4.58	9.17
SU-341	6258121N 426453E	-50/180		173.52	176.15	2.63	183.33	174.78	1 Gold sample cut
				173.52	176.15	2.63	438.08	174.78	Uncut
			incl	173.52	174.02	0.5	462.00	175.00
			incl	175.65	176.15	0.5	1,840	730.00	Uncut
SU-342	6257755N 426329E	-61/360		78.93	79.43	0.5	15.20	11.80
				158.3	158.8	0.5	98.50	34.30
				323.5	325.0	1.5	24.20	16.50
				340.0	341.5	1.5	86.00	44.40
SU-343	6258293N 426456E	-50/180		171.0	177.0	6.0	2.48	55.90
SU-344	6258099N 426298E	-45/360		76.37	76.87	0.5	16.45	26.30
				92.24	92.74	0.5	51.20	20.00
SU-345	6258085N 426350E	-53/180		125	134.94	9.94	5.86	42.77
				162.19	173	10.81	39.63	19.44	1 Gold sample cut
				162.19	173	10.81	167.20	19.44	Uncut
			incl	162.19	162.89	0.7	2,470	84.10	Uncut
				232.5	245.5	13.0	26.50	42.43	1 Gold sample cut
				232.5	245.5	13.0	63.81	42.43	Uncut
			incl	232.5	233.55	1.05	59.80	142.00
			incl	233.55	234.05	0.5	1,470	621.00	Uncut
				393.5	397.5	4.0	9.36	6.83
			incl	395.49	395.99	0.5	46.80	26.10
SU-346	6257880N 426351E	-55/360		257.43	259	1.57	22.00	42.90
				399.18	399.83	0.65	75.40	98.10
SU-348	6258277N 426524E	-45/180		331.9	332.4	0.5	64.60	49.40

(1)True thickness to be determined.
(2)Unless otherwise indicated as uncut, all gold assays over 500 g/t were cut to 500 g/t.
(3)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Assay results for completed drilling will be reported as they are received over the course of the 2012 drilling season.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of June, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer